08028209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-28721

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachovia Securities Financial Network, LLC

RECD S.E.C.
FEB 2 6 2008
503

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Byrd Street 14th Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lia B. Goff — (804) 787-6907
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

(ADDRESS) 1021 East Cary Street, Suite 2000	Richmond	VA	23219
Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18

OATH OR AFFIRMATION

I, Lia B. Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wachovia Securities Financial Network, LLC as of December 31, 2007, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

Lia B. Goff

Name Lia B. Goff
Title Chief Financial Officer

Charlotte A. Haynes

Notary Public #144565
6/30/08

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Wachovia Securities Financial Network, LLC:

We have audited the accompanying statement of financial condition of Wachovia Securities Financial Network, LLC, (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities Financial Network, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 22, 2008

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2007

(In thousands)

Assets		
Receivable from brokers, dealers and clearing organizations	$	4,433
Securities owned, at fair value		57,267
Loans to independent financial advisors, net		44,206
Other assets		1,561
Total assets	$	107,467
Liabilities and Member's Equity		
Commissions payable	$	15,394
Accrued compensation and benefits		6,675
Accrued expenses and other liabilities		2,493
Total liabilities		24,562
Member's equity		82,905
Total liabilities and member's equity	$	107,467

See accompanying notes to Statement of Financial Condition.

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Statement of Financial Condition

December 31, 2007

(Dollars in thousands, except where noted)

(1) Organization and Basis of Presentation

Wachovia Securities Financial Network, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), a majority-owned consolidated subsidiary of Wachovia Corporation (Wachovia). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are Wachovia Securities, LLC (WSLLC), First Clearing, LLC (FCLLC), and the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), a futures commission merchant with the Commodity Futures Trading Commission (CFTC), and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association. All securities transactions are cleared through FCLLC on a fully-disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, the Company is exempt from the provisions of SEC Rule 15c3-3 (the Customer Protection Rule) under the Securities Exchange Act of 1934. At December 31, 2007, no cash or securities were required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or contracts.

The principal business of the Company is to provide brokerage services to independent financial advisors who effect financial transactions in a wide array of financial instruments.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Customer securities and commodities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

Fair Value

Securities owned are carried at fair value.

(Dollars in thousands, except where noted)

Receivable from brokers, dealers, and clearing organizations, loans to independent financial advisors, net, and commissions payable are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The Company's taxable income primarily becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes. However, certain states and foreign jurisdictions do subject the Company to entity-level taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

(3) Securities Owned

At December 31, 2007, securities owned consist of the following, at fair value:

		Securities owned
U.S. Government and agency obligations	$	127
Corporate obligations		79
Equity securities		1,207
Money market funds		55,854
Total	$	57,267

(4) Loans to Independent Financial Advisors

The Company provides loans to certain independent financial advisors which are forgiven or repaid either as a percentage of the independent financial advisor's gross production or on a fixed repayment schedule. The amortization period for these loans does not exceed eight years.

The Company has established an allowance to offset amounts deemed uncollectible from independent financial advisors. Loans to independent financial advisors are reported net of the allowance for doubtful accounts of $1,831 at December 31, 2007.

(Dollars in thousands, except where noted)

(5) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the aggregate indebtedness method, permitted by Rule 15c3-1, which requires that the Company's ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 of net capital. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA. At December 31, 2007, the Company had net capital of $35,232 which was $33,594 in excess of its required minimum net capital of $1,638. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was .70 to 1.

(6) Retirement and Stock Compensation Plans

Retirement Plans

Substantially all employees of the Company with one year of service are eligible for participation in the matched savings plan of Wachovia. This plan permits eligible employees to contribute up to 30% of eligible compensation, as defined. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matched savings plan may be matched up to 6% of the employee's eligible compensation, as defined. A 6% matching level was in place as of December 31, 2007.

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to employees of the Company and their beneficiaries and dependents. Wachovia allocates expense to the Company for postretirement benefits based on employee compensation and the total cost incurred with respect to postretirement benefits on a consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

Stock Compensation Plans

Wachovia has stock option plans under which incentive and nonqualified stock options may be granted periodically to certain employees of the Company. Restricted stock awards may also be granted under these plans.

(7) Transactions with Affiliated Parties

Note Payable to Affiliate

The Company has entered into a variable rate revolving unsecured line of credit agreement (the LOC Agreement) with Wachovia. Under the terms of the LOC Agreement, the Company may, from time to time, borrow funds for general operating purposes provided that aggregate borrowings under the LOC Agreement do not exceed $15,000 at any one time. The principal amount of the LOC Agreement is due on demand. The interest rate on borrowings under this line of credit is based

Wachovia's prior month average costs of funds. At December 31, 2007, the interest rate was 5.41% and the Company had $574 outstanding on the above line of credit.

Services Provided by Affiliates

The Company has entered into service agreements with Wachovia under which the Company receives certain technology and systems, operations and administrative support services from Wachovia.

The Company has other agreements with Wachovia and its affiliates for directly billed general and administrative services.

Clearing Services

The Company has entered into a fully-disclosed clearing agreement with FCLLC to clear its securities transactions. Receivable from brokers, dealers and clearing organizations represents amounts due from FCLLC in connection with the fully-disclosed clearing arrangement at December 31, 2007.

FCLLC has entered into a service agreement with Prudential Investment Management Services LLC (PIMS), a subsidiary of Prudential, under which PIMS provides execution, clearance and other services to FCLLC on behalf of the Company, WSLLC and unaffiliated correspondent broker-dealers, with respect to investment companies available through certain of their mutual fund wrap account products and programs, and transactions in shares of open-end investment companies. Pursuant to this agreement, FCLLC receives fees from PIMS based on invested customer balances.

Money Market Fees

The Company earned fees from Prudential for servicing customers invested in Prudential sponsored money market funds and for certain asset management product related administrative services.

The Company has arrangements with Evergreen Investment Management Co. (Evergreen), an affiliated mutual fund company, in which it receives compensation for servicing customers invested in Evergreen money market funds.

The transactions with affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

Other

At December 31, 2007, the Company has other amounts payable to Wachovia and its affiliates totaling $380 which is included in accrued expenses and other liabilities in the Statement of Financial Condition.

(8) Dividends

Pursuant to the Retail Brokerage Formation Agreement (the Agreement) by and between Wachovia and Prudential (the Members), WSFH, the Company's parent, is obligated to distribute to the Members 70% of its consolidated net earnings each quarter, determined in accordance with accounting principles generally accepted in the United States of America, before deduction for any expense related to the amortization of intangible assets (Distributable Cash). Since the amount of Distributable Cash retained by WSFH has now exceeded $263 million, the Members may now elect to receive up to 30% additional distributions as defined in the Agreement.

The Company's earnings constitute a material portion of Distributable Cash.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies, exchanges and clearing organizations.

(9) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position. Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Other contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection with this agreement, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2007, substantially all customer obligations were collateralized by securities with a fair value in excess of the obligations.

(10) Subsequent Event – Business Combination

On May 31, 2007, Wachovia announced the signing of a definitive merger agreement with A.G. Edwards, Inc., a retail brokerage firm headquartered in St. Louis, Missouri. The merger was completed on October 1, 2007, and the A.G. Edwards retail brokerage business was contributed to WSLLC, a wholly-owned subsidiary of WSFH, on January 1, 2008. The combined retail brokerage organization will be headquartered in St Louis, Missouri. The integration activity is expected to continue through 2009.

END